Exhibit 3.2(b)



                              AMENDMENT NO.1 TO THE
                       FOURTH AMENDED AND RESTATED BYLAWS
                                  OF CHARTERMAC


     This Amendment No.1 (the "Amendment") to the Fourth Amended and Restated Bylaws (the "Bylaws") of CharterMac, a Delaware statutory trust (the "Company"), was approved by the Company's Board of Trustee effective as of November 30, 2005. Capitalized terms used and not otherwise defined herein shall for all purposes of this Amendment have the respective meanings as specified in the Bylaws.

                                    RECITALS

     WHEREAS, certain of the Trustees have created a statutory trust in accordance with applicable provisions of the Trust Act by entering into a Trust Agreement, dated as of August 12, 1996, as amended by an Amendment No. 1 to Trust Agreement dated as of April 30, 1997, and as amended and restated by the Amended and Restated Trust Agreement dated as of September 30, 1997, and as further amended by Amendment Nos. 1, 2, 3 and 4 to the Amended and Restated Trust Agreement dated as of May 8, 2000, December 11, 2000, June 13, 2002 and November 17, 2003, respectively and as further amended and restated by the Second Amended and Restated Trust Agreement dated as of November 17, 2003, as further amended by Amendment No. 1 to Trust Agreement dated September 20, 2005, (as so amended and amended and restated and amended, the "Trust Agreement"), and by the filing with the Secretary of State of the State of Delaware of a Certificate of Trust on August 12, 1996, as heretofore amended; and

     WHEREAS, Section 10.3 of the Trust Agreement limited the Company's ability to incur debt in excess of 50% of its Total Market Value (the "Leverage Limitation");

     WHEREAS, the Board of Trustees deemed it to be advisable and in the best interests of the Company that the Trust Agreement be amended to transfer the Leverage Limitation from the Trust Agreement into the Bylaws (the "Trust Agreement Amendment");

     WHEREAS, the holders of a majority of the issued and outstanding Common Shares and Special Preferred Voting Shares approved the Trust Agreement Amendment;

     WHEREAS, the Board of Trustees desires to amend the Bylaws to reflect the Trust Agreement Amendment.

     NOW, THEREFORE, the Bylaws are hereby amended effective as of November 30, 2005 as follows:


     NOW, THEREFORE, the Bylaws shall be amended as follows:

          1. ARTICLE III, Section 2(m) is hereby added to the Bylaws as follows:

          incur aggregate financing or leverage (whether secured or unsecured) in excess of 50% of Total Market Value (calculated at the time any additional financing or leverage is incurred) (the "Leverage Limitation"). For purposes of this Section 2(m), preferred equity securities issued by the Company or its subsidiaries and outstanding as of November 17, 2003 (collectively the "Outstanding Preferred Securities") shall not be deemed to be "financing or leverage" notwithstanding the fact that SFAS 150 or any other existing or future accounting or other governmental rule and regulations would classify Outstanding Preferred Securities as liabilities. In addition, any assets or liabilities required to be consolidated into the Company's financial statements pursuant to FIN 46 or any other existing or future accounting or other governmental rules and regulations shall be factored into the calculation of the Leverage Limitation.


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          2.   The definition of "Total Market Value" is hereby added to ARTICLE
               XVI, Section 1 of the Bylaws as follows:

          Total Market Value. "Total Market Value" shall mean the greater of (i) the sum of (a) the aggregate market value of the Trust's outstanding Shares and (b) the total leverage of the Trust and (ii) the aggregate value of the Trust's assets as determined by the Manager based upon third-party or management appraisals and other criteria as the board of Trustees shall determine in its sole discretion.


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